September 28, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4561

Attn: Kathleen Collins

Re:          BluePhoenix Solutions Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed on April 17, 2012
File No. 333-06208

Dear Ms. Collins:

Enclosed is a memorandum (the “Memorandum”) from the Company setting forth the Company’s response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in its letter to the Company, dated August 23, 2012 (the “Comment Letter”), with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”), which was filed with the SEC on April 17, 2012.

For your convenience, the Staff’s comments contained in the Comment Letter have been restated in the Memorandum below in its entirety, with the responses to the comments set forth immediately under the comments. The headings and numbered paragraphs in the Memorandum correspond to the headings and numbered paragraphs of the Comment Letter.

Regards, /s/ Nir Peles Nir Peles Chief Financial Officer

cc: Melissa Feider, Division of Corporation Finance

TO:	Melissa Feider, Division of Corporation Finance

FROM:	Nir Peles

DATE:	September 28, 2012

RE:	BluePhoenix Solutions Ltd. (the “Company”) File No. 333-06208

Please find below the Company’s responses to the comments of the Staff of the SEC in its letter to the Company, dated August 23, 2012.

Please note that we have attached as Exhibit A hereto an excerpt from the Form 20-F, marked to show proposed revisions to such disclosure in an amended Form 20-F that the Company intends to file once the Staff indicates that it has no further comments with regard to the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2011

Overview, page 35

1.
You state on page 36 that adjusted EBITDA excludes non-recurring charges such as termination costs and one-time expenses and losses.  Tell us how you considered the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K when referring to these adjustments as “non-recurring.”  In this regard, to the extent it is reasonably likely you may incur similar charges in the next two years or you incurred a similar charge in the prior two years, referring to such charges as non-recurring, infrequent or unusual may not be appropriate.  Please tell us how your current disclosure complies with this guidance or tell us how you intend to revise your disclosures in future filings.

Company Response:

The Company’s determination of adjusted EBITDA excludes, among other things, one-time expenses such as termination costs. The Company previously adopted a cost saving plan, which was intended to be a one-time occurrence to strengthen the business going forward. Subsequent to the adoption of such plan, the Company has, in evaluating the status of its business, determined from time to time to implement other, distinct, cost-saving measures resulting in termination costs. At the time each measure was implemented, the related expense was of a nature reasonably expected by Company management to be a one-time expense not likely to recur. In addition, the Company currently does not believe that it is likely to incur charges similar to those previously incurred in the next two years. As a result of the foregoing, the Company believes that each such termination expense was by its nature an isolated expense and therefore non-recurring.

Pursuant to the non-GAAP Compliance and Disclosure Interpretations published in January 2010 by the Division of Corporation Finance of the SEC, the Company adjusted these costs as the Company’s management considers these termination costs to be irrelevant to the Company’s on-going future operations and therefore, they are not taken into consideration by our management as part of our business analysis. The Company’s management believes that the presentation of its results with the exclusion of these expenses provides useful information to investors.

In addition, the Company completed the implementation of its cost saving plan in the first quarter of 2012.  Since then, the Company has not incurred additional termination costs and does not anticipate incurring additional termination costs in the foreseeable future. Accordingly, in the second quarter of 2012, the Company had no expenses of this type.
The Company confirms that, in the event that it does incur certain expenses which are repeated in the following two years or which were incurred in the prior two years, the Company shall not refer to such expenses as non-recurring expenses, as required by Item 10(e)(1)(ii)(B) of Regulation S-K.

Item 5. Operating and Financial Review and Prospects

Operating Results, Page 43

2.
To the extent that sales of your operations do not qualify as discontinued operations and they materially impact your results of operations, please tell us whether you considered quantifying the impact of such sales to the reduction in revenues, cost of revenues, and operating expenses.  In this regard, we believe it would be meaningful to explain the changes to your operations resulting from the sale of certain portions of your business versus those factors that impacted your continuing business operations.

Company Response:

The sale of AppBuilder was a sale of technology that, as described in greater detail in our response to the Staff’s comment 6 below, was not distinguished, operationally or for financial purposes, from the rest of the Company.  The AppBuilder technology was sold through a number of subsidiaries and was not accounted for as a separate division, as the Company was not capable of separating salary expenses, subcontractors’ expenses, depreciation and indirect expenses relating to the AppBuilder technology from the Company’s other product offerings.  Therefore, the Company does not have the information necessary to quantify the cost of revenues with respect to the AppBuilder technology; nor does the Company have the information to quantify the operating expenses relating to the AppBuilder technology. The only available information that the Company has with regard to the AppBuilder technology is the impact of the sale of that technology on the Company’s revenues which was analyzed on page 44 of the Form 20-F.

3.
In addition, we note that revenues based in Europe and Denmark declined significantly as a percentage of total revenues from fiscal 2010 to fiscal 2011.  Tell us if this decrease related to current economic conditions in the European Union or alternatively, tell us what other factors impacted such revenues.  In this regard, to the extent there is a known trend or uncertainty that is reasonably likely to result in a material decrease in the results of operation, financial condition or liquidity for your Europe and Denmark operations, please consider including a discussion of such trends or uncertainties pursuant to Item 5 of Form 20-F.  We refer you also to the guidance in Section III.B.3 of SEC Release No. 33-8350.  In addition, tell us your consideration to provide risk factor disclosure for these operations, as applicable.

Company Response:

As disclosed in Item 5 of the Form 20-F, the Company’s revenues from customers located in Europe and Denmark, as a percentage of revenues, decreased in 2011 compared to 2010 mainly as a result of the loss of three major customers for the Company’s consulting services. The Company does not believe the loss of these customers was a result of the current economic conditions in the European Union. The loss of the three major customers in this region had an accumulated impact on the Company’s revenues and their loss, together, caused a significant decrease in its revenues in Europe and Denmark.

In light of the impact on our revenues of the loss of several customers at once, the Company proposes to file an amended Form 20-F that will include an additional risk factor relating to loss of customers generally. See Exhibit A attached hereto with the proposed wording for such additional risk factor.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, Page F-1

4.	Please ensure that in future filings the report of your independent registered public accounting firm includes a conformed signature pursuant to Item 302 of Regulation S-T.

Company Response:

The Company respectfully acknowledges the Staff’s comment and, in response thereto, the Company will ensure that in future filings the report of our independent public accounting firm will include a conformed signature pursuant to Item 302 of Regulation S-T.

Note 2. Summary of Significant Accounting Policies

K. Revenue Recognition, page F-11

5.
Please update us as to the percentage of software, percentage of completion, and multiple element arrangements that contributed towards total revenue for the periods presented.  Additionally, please update us as to your current methodology for establishing VSOE for PCS and services in your multiple elements arrangements.  In our response, please tell us the volume and range of standalone PCS renewals and services used to establish VSOE for each applicable element, as applicable.

Company Response:

The Company typically sells its software products and services in standalone contracts for software product licenses, services and long-term contracts or post-contract support (“PCS”). In 2011, multiple elements arrangements in which the Company sold software along with PCS amounted to only 5% of the Company’s total consolidated revenues. Furthermore, following the sale of the AppBuilder technology in 2011 it is estimated that in 2012 multiple elements arrangements will constitute less than 2% out of our total revenues.

Pursuant to FASB ASC Topic 985 “Software”, the Company allocates the total fee arrangement to the software and the PCS undelivered elements based on vendor specific objective evidence (“VSOE”).  The Company allocates the total fee arrangement based on the guidance set forth in ASC 985-605-25-67 (previously  paragraph 57 of SOP 97-2), which states that the fair value of the PCS should be determined by reference to the price the customer will be required to pay for the PCS when it is sold separately.  The Company establishes VSOE of PCS based upon the stated renewal method.  As a matter of policy, stated renewal rates are included in the form of an optional renewal rate provided to the customer.  The portion of the fee allocated to the PCS is recognized as revenue ratably over the term of the PCS arrangement.  The Company also requires that the stated renewal is substantive in order to meet the requirements of ASC 985-605-55-69 (previously TPA 5100.55).

In most cases, the fee for the PCS renewal stated in the contract is 15%-20% of the initial software price per year. The Company has determined that its renewal rates are substantive based on the fact that these rates are consistent with our internal pricing practices.  There were thirteen standalone PCS renewals during 2010 and 2011, of which 87% of the renewals were at the stated rate of 15%-20%.  The percentages of revenue types for the periods presented out of total revenues are as follows:

	2011	2010
Stand alone Software	2%	8%
Percentage of completion	13%	13%
Services and PCS	80%	73%
Multiple elements arrangements	5%	6%

Note 2. Certain Transactions

6.
We note that you completed the sale of your AppBuilder technology and its related customer base in December 2011 and your holdings in ASNA in December 2010 for total consideration of $12.5 million and $2.0 million, respectively.  Please provide us with your analysis as to why these operations were not presented as discontinued operations pursuant to ASC 205-20-45 and tell us why you did not provide all of the required disclosure of ASC 205-20-50. In your response, please describe further the nature of the professional services arrangement with Magic as described on page 35.

Company Response:

The sale of AppBuilder technology–

For determining whether discontinued operations accounting should be applied to the sale of the AppBuilder technology in the financial statements, the Company considered whether the AppBuilder technology met the definition of a “component of an entity” pursuant to the master glossary of the FASB codification (formerly paragraph 41 of SFAS 144):

“…A component of an entity that comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.” (Emphasis added)

The AppBuilder technology did not constitute a reportable segment or an operating segment as defined in the master glossary of the FASB codification (formerly paragraph 10 of statement 131).

The AppBuilder technology was not (i) a reporting unit, as defined in the master glossary of the FASB codification (formerly statement SFAS 142, paragraph F1), (ii) a subsidiary or (iii) an asset group, (the only asset sold was technology), as defined in the master glossary of the FASB codification (formerly paragraph 4 of statement 144).  The sale of AppBuilder was a sale of technology that was not distinguished, operationally or for financial purposes, from the rest of the Company.  The only information available regarding the AppBuilder technology was related to revenue. This technology (software and PCS) was sold by a number of subsidiaries and the Company did not look at the AppBuilder technology as a separate division. Furthermore, the Company never analyzed net income from the AppBuilder technology as it was not capable of separating salary expenses, subcontractors' expenses, depreciation and indirect expenses. Therefore, the Company was not required by ASC 205-20-45 to present the AppBuilder technology as a discontinued operation and did not provide the disclosures relating to discontinued operations mandated by ASC 205-20-50.

Following the sale of the AppBuilder technology to Magic, the Company entered into an agreement with Magic, pursuant to which it agreed to provide consulting services and develop new features in connection with the AppBuilder technology sold on an as-requested basis.  Pursuant to such agreement, Magic agreed to an hourly rate for the services based on the regular hourly rate of the Company for services.  Aggregate revenues from those services were $483 thousand in 2011, an amount that the Company considers to be immaterial.

The sale of ASNA–

In December 2010, the Company sold its holdings in ASNA.  ASNA met the definition of a “component of an entity” under the master glossary of the FASB codification as described above since ASNA is a subsidiary that can be clearly distinguished.  However, following the consideration of materiality level set forth in interpretation 205-20.B, based on the loss on sale, historical revenues and expenses and assets of ASNA, the Company determined the sale of ASNA was immaterial and thus not required to be disclosed as discontinued operations.  Accordingly, the results of prior years attributed to ASNA have not been presented as discontinued operation and the Company did not provide the disclosers in accordance with ASC 205-20-50.  Amounts related to ASNA operations represented less than 4% of revenue, operating expenses total assets for all the reported years.

7.
Per review of your Forms 6-K filed subsequent to the filing of your December 31, 2011 Form 20-F, we note that you also sold your Knowledge Management Systems subsidiary and your holdings in Liacom Systems on June 11, 2012 and April 30, 2012, respectively.  Please provide us with your analysis as to why these entities did not meet the criteria to be classified as held for sale pursuant to ASC 360-10-45-9 to 11 and 13 as of December 31, 2011 and March 31, 2012.  Also, tell us whether you intend to present the operations for these entities as discontinued operations and how you considered the guidance in ASC 205-20-45 in reaching your conclusion.

Company Response:

Sale of Liacom Systems Ltd. (“Liacom”) –

In May 2012, the Company completed the sale of its holdings in Liacom for an aggregate consideration of $1.75 million.  The criteria to be classified as held for sale as set forth in ASC 360-10-45-9 were met only in the second fiscal quarter of 2012, which was the period in which Liacom was sold.  Prior to that, the Company’s management was not committed to a specific sale, but merely held general discussions regarding the disposal of various assets in order to improve the Company’s liquidity.  No active program to locate a specific buyer for Liacom was initiated prior to March 31, 2012 and the completion of the sale was not probable at such date.  During the month of April 2012, the Company was approached by the minority holder of Liacom (otherwise a non related party) who expressed an interest in purchasing the controlling interest in Liacom.  On April 20, 2012, the Company’s board of directors authorized management to enter into negotiations with the minority holder. The contract was signed on April 30, 2012 and the closing date of the sale was on May 15, 2012.

The Company considered whether Liacom met the definition of a "component of an entity" according to the Master Glossary of the FASB Accounting Standards Codification.  Since Liacom is a subsidiary and can be distinguished, operationally and for financial reporting purposes, Liacom met the definition of a "component of an entity".  As a result, the Company concluded that the Liacom operation should be presented as a discontinued operation as of the period ending June 30, 2012.  The financial statements as of and for the period ended June 30, 2012, which reflect the Liacom operation as a discontinued operation, were included in a Form 6-K that was published in September 2012.

Sale of  Knowledge management system ("KMS")

KMS was not presented as held for sale pursuant to ASC 360-10-45 nor were its results and the comparative data presented as a discontinued operation due to the lack of materiality following the  consideration of  the materiality level set forth in ASC 205-20.B.  Amounts related to KMS operations represented less than 3% of revenue, operating expenses total assets for all the reported years.

Note 13. Subsequent Events. Page F-47

8.
We note your disclosure regarding the agreements you entered into with your three major shareholders on March 19, 2012.  Please describe how you intend to account for these agreements.  Specifically, please address the following:

•	Accounting treatment for the assignment of debt;

•	Accounting treatment for the issuance of shares in connection with the agreements;

•	Classification and presentation of amounts related to these agreements between liabilities (both current and long-term) and equity;

•	Assessment of whether the conversion option should be bifurcated as an embedded derivative, and;

•	If you have any other commitments to repay the $5 million loan other than the $1 million in funds held in escrow from the sale of AppBuilder.

In your response, please provide us reference to specific accounting guidance considered in determining your accounting, classification, and presentation for each of the above items.

Company Response:

The agreement between the Company and its three major shareholders became effective on May 4, 2012 and was reported on a Form 6-K published in September.

The description of the transaction, as was closed by the Company, is set forth below (note that the final and closed agreement in May 2012 differed from the draft initially signed in March and disclosed as a subsequent event in Form 20-F):

•
In May 2012 a $5 million debt issued to Dash in 2011 was due.  In order to repay the debt, the Company borrowed the same amount from its major shareholders as a two year convertible loan to be repaid in May 2014.  The convertible loan bears an annual interest of 6%.  $1 million of the principal amount is subject to an early repayment clause following the release of certain funds currently held in escrow and subject to the Company’s decision to prepay based on its financial position.  The loan can be converted by the lenders into the Company’s ordinary shares within 120 days from the closing date.  The number of shares issuable upon conversion will be determined according to the lower of (i) the 30-day volume weighted average price per share prior to the closing and (ii) $3 per share.

If there is no conversion within 120 days from the closing date:

a.	The Company will issue ordinary shares to the lenders in a number that will equal 18.7% of the Company’s outstanding share capital as of the date of issuance; and in addition

b.	The conversion price will be changed such that the number of shares issuable upon conversion will be based only on a price of $3 per share.

•	Accounting treatment for assignment of debt:

To the best of the Company’s knowledge, there are no related party relationships between Dash and the three shareholders.  Accordingly, the Company followed ASC Section 405-20-40, Liabilities / Extinguishments of Liabilities / Derecognition in accounting for the assignment of debt.

The terms of the convertible loans are significantly different from the Dash loan.  The Company derecognized extinguished the old loan at its carrying value (which was also the amount due under the original loan agreement) and recognized a new loan based on the new terms.  Since those were different lenders, as explained above, no troubled debt restructuring nor modification accounting was applied.

•	Accounting treatment for the issuance of shares in connection with the agreements:

According to the final agreement, the Company is not required to issue shares as part of the loan transaction.  The loan is convertible and shares will be issued upon conversion as described above.

•	Classification and presentation of amounts related to these agreements between liabilities (both current and long term) and equity:

Both the host contract and the embedded derivative were classified as non-current liabilities (please also see the analysis in the next bullet below).

•	Assessment of whether the conversion option should be bifurcated as an embedded derivative:

The Company analyzed the convertible loan and came to the conclusion that it is outside the scope of ASC 480-10.

Since (i) the option to convert to a number of shares at the lower of the 30-day volume weighted average price per share prior to the closing and $3 per share and (ii) the option to convert following 120 days (with additional shares) are interdependent of each other (one option must expire for the other one to be exercisable), these options should be accounted for as a single conversion feature that should be tested for bifurcation.

The Company analyzed the conversion feature in accordance with ASC 815-15 and concluded that the host contract (the loan) and the embedded conversion (the conversion features) are not closely related.

For  determining  if,  as freestanding, the embedded conversion would have qualified as a derivative, the Company considered the two step test set forth in ASC 815-40-15-7 (formerly EITF Issue 07-5) as follows:

1.	Evaluating contingency provisions - there are no contingency provisions. Therefore the instrument passes step one.

2.	Evaluating settlement provisions - to examine whether the instrument passes step two the Company considered:

o	If the instrument’s settlement amount equals the difference between the fair value of a fixed number of the entity’s shares and a fixed monetary amount or fixed amount of debt issued by the entity; or

o
If the strike price or settlement amount is variable, the only variables that would affect the instrument’s settlement amount would be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares.

Since the conversion feature does not meet the above requirements (there are two scenarios to choose between, which do not have the same fair value and not all the scenarios include inputs to the fair value of a “fixed-for-fixed” forward) the Company reached the conclusion that, if freestanding, the embedded conversion would have qualified as a derivative.  Therefore, the Company concluded that it should bifurcate the conversion feature and account for it as an embedded derivative.

•	Prepayment:

Since the loan should be repaid in May 2014 it is classified as long term.  In the final agreement, there were no commitments for repaying the $5 million loan.  It is up to the Company to decide whether to use the $ 1 million as prepayment of the loan.

Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

— The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

— Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

— The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, BLUEPHOENIX SOLUTIONS LTD. /s/ Nir Peles Nir Peles Chief Financial Officer

Exhibit A

The loss of customers, generally, and in particular the loss of a significant customer or  several customers that, together, account for a significant portion of our revenues, could cause a reduction in our revenues and profitability, which in turn could materially adversely affect our business, financial condition and results of operations.

We do not know if, or for how much longer, our customers will continue to purchase the products and services that we offer. For example, in 2011, we lost three major customers for our consulting services. The decrease of their revenues caused reduction in our revenues from customers located in Europe and Denmark, as a percentage of revenues, compared to 2010. The loss of customers, generally, and in particular, the loss of a significant customer or several customers at once or over a short period, could cause our revenues to decrease. The loss of several customers at once may impact our revenues and profitability significantly, even if each of those customers, separately, has not accounted for a significant amount of our revenues. The loss of customers may cause a significant decrease in revenues and profitability which may adversely affect our business, results of operations and financial condition.